Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated May 10, 2012, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 10, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

AEGON’s 2011 total embedded value increased 10% to EUR 20.7 billion

•	Embedded value life insurance declines 7% to EUR 23.9 billion as a result of capital movements

•	Total embedded value attributable to common shareholders increases 11% to EUR 19.6 billion

•	Total embedded value per common share remained level at EUR 10.42

AEGON’s total embedded value at the end of 2011 totaled EUR 20.7 billion, an increase of 10% compared with last year, as a lower embedded value life insurance was more than offset by a higher book value for other activities and lower market value of debt.

Embedded value for AEGON’s life insurance businesses declined to EUR 23.9 billion mainly due to capital movements to the Group and other activities, and the divestment of Transamerica Reinsurance. Operating margins on embedded value increased to 8.6% in 2011 compared to 5.3% in 2010, driven by new business and a positive performance from AEGON’s existing in-force business.

The performance from AEGON’s existing in-force business was driven by changes in operating assumptions primarily related to lower future expenses related to the restructuring program in the Netherlands and an update on mortality assumptions on the universal life business in the Americas. This was partly offset by the negative impact from restructuring and project costs and the increase in the provision covering customer redress in the United Kingdom in 2011. The negative impact from economic assumption changes was mainly driven by lower interest rates. This was partly offset by the positive impact of the interest rate hedging program in the Netherlands. Embedded value also benefited from favorable currency movements, in particular a strengthening of the US dollar against the euro.

At the end of 2011, the free surplus on life insurance business declined to EUR 1.6 billion, due mainly to increased capital requirement in the US, and outflow of capital to the Group and other activities. This was partly offset by earnings on the in-force portfolio and the divestment of Transamerica Reinsurance.

AEGON will discontinue publication of traditional embedded value metrics (EEV and VNB). The press release covering the first quarter 2012 results no longer includes traditional VNB, but contains market consistent value of new business (MCVNB) information. AEGON will replace the full year traditional embedded value report with information based on the new regulatory regime, Solvency II.

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2011 EUR	Year-end 2010 EUR	%
Life business
Adjusted net worth (ANW)	15,702	15,959	(2)
Free surplus (FS)	1,628	3,261	(50)
Required surplus (RS)	14,074	12,697	11

Value of in-force life business (ViF)	8,243	9,798	(16)
Present value future profits (PVFP)	13,126	13,570	(3)
Cost of capital (CoC)	(4,883)	(3,772)	(29)

Embedded value life insurance (EVLI)	23,945	25,756	(7)

Other activities
IFRS book value	2,264	733	209

Total embedded value before holding activities	26,208	26,489	(1)

Holding activities	(5,520)	(7,598)	27
Market value of debt, capital securities & other net liabilities	(5,075)	(7,098)	29
Present value holding expenses	(446)	(500)	11
Total embedded value (TEV)	20,688	18,891	10
Value of preferred share capital	(1,104)	(1,170)	6

Total embedded value (TEV) attributable to common shareholders	19,585	17,721	11
TEV attributable to common shareholders per share (EUR)	10.42	10.38	0

About AEGON			Contact information

As an international life insurance, pensions and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ over 25,000 people and have nearly 47 million customers across the globe.

Media Relations: Greg Tucker + 31 (0) 70 344 8956 gcc-ir@aegon.com Investor Relations: Willem van den Berg + 31 (0) 70 344 8305 ir@aegon.com www.aegon.com

Key figures – EUR	Q1 2012	Full year 2011
Underlying earnings before tax	425 million	1.5 billion
New life sales	445 million	1.8 billion
Gross deposits	11.0 billion	32 billion
Revenue-generating investments (end of period)	437 billion	424 billion

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of AEGON’s Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. AEGON may define and calculate value of new business differently than other companies. Please see AEGON’s Embedded Value Report dated May 10, 2012 for an explanation of how the company defines and calculates value of new business. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of its peers.

Local currencies and constant currency exchange rates

This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in AEGON’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that AEGON holds;

•	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products;

•	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business;

•

As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products;

•	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.